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                               May 4, 2023

       Dewan F.H. Chowdhury
       Chief Executive Officer
       Nemaura Medical Inc.
       625 N. Flagler Drive, Suite 600
       West Palm Beach, FL 33401

                                                        Re: Nemaura Medical
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 18,
2023
                                                            File No. 333-270511

       Dear Dewan F.H. Chowdhury:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Cautionary Statement Regarding Forward-Looking Statements, page ii

   1. Here and in the "Market and Industry Data Forecasts" paragraphs, you caution that "we cannot assure
[shareholders] that the results contemplated in any of the forward-looking statements contained
herein will be realized," that they "should not place undue reliance on these
forward-looking statements," that market data is based on third party sources, has not been verified and
investors are "cautioned not to give undue weight to such
                                                        estimates." Investors
are entitled to rely on the information in the registration
                                                        statement. It is not
appropriate to directly or indirectly disclaim liability for statements in your registration
statement. Please revise or specifically state that you take liability for these statements.
       Summary, page 1

   2. Revise the cover page and summary to highlight the risk factors added with this amended filing.
 Dewan F.H. Chowdhury
Nemaura Medical Inc.
May 4, 2023
Page 2
General

3.    We note your response to comment 1 and reissue the comment in part. We note the
      disclosure in the definitive proxy statement on page 3 that:
          "As of the Record Date, the Company had 28,899,402 shares of Common Stock issued and outstanding. Holders of shares of Common Stock are entitled to cast one vote per share."
          "The Majority Stockholders collectively held 13,596,205 shares of common stock as of the Record Date, representing approximately 56.41% of the voting power of all
           shares of the Company   s Common Stock."
      It appears that the holdings of those stockholders, named in the table below the quoted disclosure, comprises only 47% of the shares outstanding. Please advise or revise your analysis accordingly.
       Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                          Sincerely,

FirstName LastNameDewan F.H. Chowdhury                    Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameNemaura Medical Inc.
                                                          Services
May 4, 2023 Page 2
cc:       Craig D. Linder, Esq.
FirstName LastName